

Subject to Completion
Preliminary Term Sheet
dated May 2, 2022

Filed Pursuant to Rule 433
Registration Statement No. 333-253385
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Product Supplement EQUITY LIRN-1 dated February 23, 2021)

Units
$10 principal amount per unit
CUSIP No.

HSBC

Pricing Date*	May , 2022
Settlement Date*	June , 2022
Maturity Date*	May , 2024

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index

- Maturity of approximately two years
- 2-to-1 upside exposure to increases in the Index, subject to a capped return of [18.00% to 22.00%]
- 1-to-1 downside exposure to decreases in the Index beyond a 10.00% decline, with up to 90.00% of the principal amount at risk
- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.
- No interest payments
- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S and BofAS"
- No listing on any securities exchange

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-7 of product supplement EQUITY LIRN-1.

The estimated initial value of the notes on the pricing date is expected to be between $8.40 and $9.40 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)........................	$ 10.00	$
Underwriting discount(1).....................	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1) For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

May , 2022

Summary

The Capped Leveraged Index Return Notes® Linked to the MSCI Emerging Markets Index, due May , 2024 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Market Measure, which is the MSCI Emerging Markets Index (the "Index"), is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The MSCI Emerging Markets Index (Bloomberg symbol: "MXEF"), a price return index
Starting Value:	The closing level of the Index on the pricing date.
Ending Value:	The average of the closing levels of the Index on each calculation day occurring during the Maturity Valuation Period. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-24 of product supplement EQUITY LIRN-1.
Threshold Value:	90% of the Starting Value, rounded to two decimal places.
Participation Rate:	200%
Capped Value:	[$11.80 to $12.20] per unit, which represents a return of [18.00% to 22.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-14.
Calculation Agent:	BofA Securities, Inc. ("BofAS") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



Yes → You will receive per unit, *up to a maximum payment not to exceed the Capped Value:*

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right) \right]$$

Is the Ending Value greater than the Starting Value?

No ↓

Is the Ending Value greater than or equal to the Threshold Value?

Yes → You will receive per unit: $10

No ↓

You will receive per unit:

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}} \right) \right]$$

In this case, you will receive a payment that is less, and possibly significantly less, than the principal amount per unit.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322:

- Product supplement EQUITY LIRN-1 dated February 23, 2021:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026700/tm217503d12_424b5.htm

- Prospectus supplement dated February 23, 2021:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

- Prospectus dated February 23, 2021:
  https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

- You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

- You accept that the return on the notes will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek 100% principal repayment or preservation of capital.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The graph below is based on **hypothetical** numbers and values.

Capped Leveraged Index Return Notes®



This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 90% of the Starting Value and a Capped Value of $12.00 per unit (the midpoint of the Capped Value range of [$11.80 to $12.20]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Capped Value, Ending Value, and term of your investment.**

The following table is based on a Starting Value of 100, a Threshold Value of 90, the Participation Rate of 200% and a Capped Value of $12.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.00	-90.00%
50.00	-50.00%	$6.00	-40.00%
60.00	-40.00%	$7.00	-30.00%
80.00	-20.00%	$9.00	-10.00%
90.00[1]	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00[2]	0.00%	$10.00	0.00%
102.00	2.00%	$10.40	4.00%
103.00	3.00%	$10.60	6.00%
105.00	5.00%	$11.00	10.00%
110.00	10.00%	$12.00[3]	20.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$12.00	20.00%
140.00	40.00%	$12.00	20.00%
150.00	50.00%	$12.00	20.00%
200.00	100.00%	$12.00	20.00%

(1)   This is the **hypothetical** Threshold Value.
(2)   The **hypothetical** Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.
(3)   The Redemption Amount per unit cannot exceed the **hypothetical** Capped Value.

For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 90.00

Ending Value: 50.00

$$\$10 - \left[\$10 \times \left(\frac{90-50}{100}\right)\right] = \$6.00 \quad \text{Redemption Amount per unit}$$

Example 2

The Ending Value is 97.00, or 97.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 90.00

Ending Value: 97.00

Redemption Amount (per unit) **= $10.00**, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3

The Ending Value is 102.00, or 102.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 102.00

$$\$10 + \left[\$10 \times 200.00\% \times \left(\frac{102-100}{100}\right)\right] \quad \textbf{= \$10.40} \text{ Redemption Amount per unit}$$

Example 4

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 130.00

$$\$10 + \left[\$10 \times 200\% \times \left(\frac{130-100}{100}\right)\right]$$

= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.00 per unit

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

Structure-related Risks

- Depending on the performance of the Index as measured shortly before the maturity date, you may lose up to 90% of the principal amount.

- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-14 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

- Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Market Measure-related Risks

- The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

- You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

- While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Index and have not verified any disclosure made by any other company.

- Exchange rate movements may adversely impact the value of the notes.

- Because the Index includes equity securities traded on foreign exchanges, the return on your notes may be adversely affected by factors affecting international securities markets.

Tax-related Risks

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-39 of product supplement EQUITY LIRN-1.

Additional Risk Factors

There are risks associated with emerging markets.

An investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The removal of Russian securities from the MSCI Emerging Markets Index may have a material adverse effect on the notes.

On March 2, 2022, after the conclusion of a consultation on the appropriate treatment of the Russian equity market within its indices, MSCI Inc. ("MSCI"), the index sponsor of the MSCI Emerging Markets Index, announced that it would remove Russian securities from the MSCI Emerging Markets Index, effective after the close on March 9, 2022. We cannot predict the ongoing effects of that removal on the level of the MSCI Emerging Markets Index. The historical performance of the MSCI Emerging Markets Index prior to March 9, 2022 reflects the inclusion of Russian securities, while results thereafter do not include Russian securities and may differ materially from how the MSCI Emerging Markets Index would have performed if Russian securities had not been removed.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a "Market Measure Business Day" set forth in product supplement EQUITY LIRN-1.

A "Market Measure Business Day" means a day on which:

(A)   the London Stock Exchange, the Stock Exchange of Hong Kong, the São Paulo Stock Exchange, the Korea Stock Exchange and the Shanghai Stock Exchange (or any successor to the foregoing exchanges) are open for trading; and

(B)   the Index or any successor thereto is calculated and published.

The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by MSCI. MSCI is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time. The consequences of MSCI discontinuing publication of the Index are discussed in the section entitled "Description of LIRNs—Discontinuance of an Index" beginning on page PS-26 of product supplement EQUITY LIRN -1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is one of the MSCI indices. The Index offers a representation of emerging markets based on the following countries as of March 31, 2022: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Kuwait, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.
The Index aims to capture 85% of the free float-adjusted market capitalization in each country. It is based on the MSCI Global Investable Market Indexes methodology, which emphasizes index liquidity, investability and replicability. The MSCI Emerging Markets® Price Index in USD is reported by Bloomberg L.P. under the ticker symbol "MXEF."

The MSCI Global Investable Market Indices

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) identifying eligible equity securities and classifying those eligible securities into the appropriate country (defining the "Equity Universe"); (ii) applying investability screens to individual companies and securities in the Equity Universe that are classified in that market (determining the "Market Investable Equity Universe" for each market); (iii) determining market capitalization size-segments for each market; (iv) applying index continuity rules for an index that includes 85% ± 5% of the Market Investable Equity Universe (the "MSCI Standard Index"); (v) creating style segments within each size-segment within each market; and (vi) classifying securities under the Global Industry Classification Standard ("GICS").

Defining the Equity Universe

(i)   Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in countries which are classified as either developed markets ("Developed Market" or "DM") or emerging markets ("Emerging Market" or "EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds (U.S. Business Development Companies are eligible), exchange-traded funds, equity derivatives, limited partnerships structured to be taxed as limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. REITs in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii)   Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) is classified in one and only one country, which allows for sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by (i) identifying an eligible listing for each security in the Equity Universe and (ii) applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i)   "Equity Universe Minimum Size Requirement": This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. To determine this minimum size requirement, the companies in the DM Equity Universe are sorted in descending order of full market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the DM Equity Universe is calculated at each company. When the cumulative free float-adjusted market capitalization coverage of 99% of the sorted Equity Universe is achieved, the full market capitalization of the company at that point defines the Equity Universe Minimum Size Requirement.

(ii)   Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii)   DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. A minimum liquidity level of 20% of 3-month Annualized Traded Value Ratio ("ATVR") and 90% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as 20% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of a Developed Market. A minimum liquidity level of 15% of 3-month ATVR and 80% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as 15% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of an Emerging Market. In instances when a security does not meet the above criteria, the security will be represented by a relevant liquid eligible Depositary Receipt if it is trading in the same geographical region. Depositary Receipts are deemed liquid if they meet all the above mentioned criteria for 12-month ATVR, 3-month ATVR and 3-month Frequency of Trading. In addition, securities with stock prices above USD 10,000 fail the liquidity screening unless they are already constituents of the MSCI Global Investable Market Indices.

(iv)   Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe. Exceptions to this general rule are made only in the limited cases where the exclusion of securities of a very large company would compromise the MSCI Standard Index's ability to fully and fairly represent the characteristics of the underlying market.

(v)   "Minimum Length of Trading Requirement": This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large IPOs and large primary / secondary offerings of non index-constituents are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a quarterly or semi-annual index review.

(vi)   Minimum Foreign Room Requirement: This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit (FOL) to be eligible for inclusion in a Market Investable Equity Universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as "foreign room") must be at least 15%.

Defining Market Capitalization Size-Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small)
- Standard Index (Large + Mid)
- Large Cap Index
- Mid Cap Index
- Small Cap Index

Creating the Size-Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size-segment; (ii) determining the Global Minimum Size Range for each size-segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size-segments; and (v) applying final size-segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index. The application of this requirement involves the following steps:

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

When the index continuity rule is in effect, the market size-segment cutoff is set at 0.5 times the global minimum size reference for the Standard Index rather than the full market capitalization of the smallest company in that market's Standard Index.

Creating Style Indices within Each Size-Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with S&P, the GICS. The GICS entails four levels of classification: (1) sector; (2) industry group; (3) industries; and (4) sub-industries. Under the GICS, each company is assigned to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Calculation

Price Index Level

The MSCI indices are calculated using the Laspeyres' concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, the level of the relevant MSCI index level is obtained by applying the change in the market performance to the previous period level for such MSCI index.

$$Price\ Index\ Level\ USD_t = PriceIndexLevelUSD_{t-1} \times \frac{Index\ Adjusted\ Market\ Cap\ USD_t}{Index\ Initial\ Market\ Cap\ USD_t}$$

$$Price\ Index\ Level\ Local_t = PriceIndexLevelLocal_{t-1} \times \frac{Index\ Adjusted\ Market\ Cap\ For\ Local_t}{Index\ Initial\ Market\ Cap\ USD_t}$$

Where:

- *Price Index Level USD$_{t-1}$* is the Price Index level in USD at time t-1

- *Index Adjusted Market Cap USD$_t$* is the Adjusted Market Capitalization of the index in USD at time t

- *Index Initial Market Cap USD$_t$* is the Initial Market Capitalization of the index in USD at time t

- *Price Index Level Local$_{t-1}$* is the Price Index level in local currency at time t-1

- *Index Adjusted Market Cap For Local$_t$* is the Adjusted Market Capitalization of the index in USD converted using FX rate as of t-1 and used for local currency index at time t

Index Market Capitalization

Index Adjusted Market Cap USD$_t$ =

$$\sum_{s\ \varepsilon\ I,t} \frac{End\ of\ Day\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t \times PAF_t}{FXrate_t}$$

Index Adjusted Market Cap For Local$_t$ =

$$\sum_{s\ \varepsilon\ I,t} \left(\frac{End\ of\ Day\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}} \right)$$

Index Initial Market Cap USD$_t$ =

$$\sum_{s\ \varepsilon\ I,t} \frac{End\ of\ Day\ Number\ of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t}{FXrate_{t-1}}$$

Where:

- *End Of Day Number Of Shares$_{t-1}$* is the number of shares of security s at the end of day t-1.

- *Price Per Share$_t$* is the price per share of security s at time t.

- *Price Per Share$_{t-1}$* is the price per share of security s at time t-1.

- *Inclusion Factor$_t$* is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

- *PAF$_t$* is the Price Adjustment Factor of security s at time t.

- *FXrate$_t$* is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.

- *FXrate$_{t-1}$* is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

- *ICI$_t$* is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (e.g., from Turkish Lira to New Turkish Lira, ICI = 1,000,000).

- *ICI$_{t-1}$* is the Internal Currency Index of price currency at time t-1.

Security Index of Price in Local Currency

The Security Index of Price is distributed in MSCI daily and monthly security products. It represents the price return from period to period by utilizing the concept of an index of performance with an arbitrary base value. The index of price is fully adjusted for capital changes and is expressed in local currency.

$$SecurityPriceIndexLevel_1 = SecurityPriceIndexLevel_{t-1} \times \frac{Security\ Adjusted\ Market\ Cap\ For\ Local_t}{Security\ Initial\ Market\ Cap\ USD_t}$$

$$Security\ Adjusted\ Market\ Cap\ For\ Local_t = \frac{End\ Of\ Day\ Number\ Of\ Shares_{t-1} \times Price\ Per\ Share_t \times Inclusion\ Factor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}}$$

$$Security\ Initial\ Market\ Cap\ USD_t = \frac{End\ Of\ Day\ Number\ Of\ Shares_{t-1} \times PricePerShare_{t-1} \times Inclusion\ Factor_t}{FXrate_{t-1}}$$

Where:

- *Security Price Index Level*$_{t-1}$ is Security Price Index level at time t-1.
- *Security Adjusted Market Cap For Local*$_t$ is the Adjusted Market Capitalization of security s in USD converted using FX rate as of t-1.
- *Security Initial Market Cap USD*$_t$ is the Initial Market Capitalization of security s in USD at time t.
- *End Of Day Number Of Shares*$_{t-1}$ is the number of shares of security s at time t-1.
- *Price Per Share*$_t$ is the price per share of security s at time t.
- *Price Per Share*$_{t-1}$ is the price per share of security s at time t-1.
- *Inclusion Factor*$_t$ is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.
- *PAF*$_t$ is the Price Adjustment Factor ("PAF") of security s at time t.
- *FXrate*$_{t-1}$ is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.
- *ICI*$_t$ is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (e.g., from Turkish Lira to New Turkish Lira – ICI = 1,000,000).
- *ICI*$_{t-1}$ is the Internal Currency Index of price currency at time t-1.

Maintenance of and Changes to the MSCI Indices

MSCI maintains the MSCI indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and low turnover.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which will occur each May and November and will involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;
- quarterly reviews, which will occur each February and August and will focus on significant changes in the market since the last semi-annual review and on including significant new eligible securities (such as IPOs, which were not eligible for earlier inclusion in the indices); and
- ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, and other similar corporate events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and Exchange Rates

Prices

The prices used to calculate the MSCI indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange Rates

MSCI uses the closing spot rates published by WM / Reuters at 4:00 P.M. London time. MSCI uses WM / Reuters rates for all countries for which it provides indices.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI independently monitors the exchange rates on all its indices and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM / Reuters rates are not available, or if MSCI determines that the WM / Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

The following graph shows the daily historical performance of the Index in the period from January 1, 2012 through April 25, 2022. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On April 25, 2022, the closing level of the Index was 1,046.04.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC or one of its affiliates has entered into a non-exclusive license agreement with MSCI whereby HSBC and certain of its affiliates, in exchange for a fee, are permitted to use the MSCI indices in connection with certain securities, including the notes. We are not affiliated with MSCI, the only relationship between MSCI and us is any licensing of the use of MSCI's indices and trademarks relating to them.

The license agreement provides that the following language must be set forth herein:

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY HSBC. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES GENERALLY OR IN THE NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE NOTES OR THE ISSUER OR OWNER OR THE NOTES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE REDEEMABLE FOR

CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE NOTES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OF IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE NOTES, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's and BofAS's trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS's estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor's household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

- the investor's spouse (including a domestic partner), siblings, parents, grandparents, spouse's parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

- a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor's household as described above; and

- a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor's household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee's personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor's personal or other non-retirement account, except for individual retirement accounts ("IRAs"), simplified employee pension plans ("SEPs"), savings incentive match plan for employees ("SIMPLEs"), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see "Risk Factors" beginning on page PS-7 of product supplement EQUITY LIRN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-39 of product supplement EQUITY LIRN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

 "Leveraged Index Return Notes®" and "LIRNs®" are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.